UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2016

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

METHANEX REPORTS SECOND QUARTER RESULTS

July 27, 2016

For the second quarter of 2016, Methanex reported net loss attributable to Methanex shareholders of $3 million compared to a net loss of $23 million in the first quarter of 2016. Adjusted EBITDA for the second quarter of 2016 was $38 million and Adjusted net loss was $31 million ($0.34 Adjusted net loss per common share). This compares with Adjusted EBITDA of $36 million and Adjusted net loss of $24 million ($0.27 Adjusted net loss per common share) for the first quarter of 2016.

John Floren, President and CEO of Methanex commented, "Our second quarter earnings reflect the impact of lower average realized methanol pricing offset by higher sales of produced product compared to the first quarter. Our operational performance in the second quarter of 2016 was excellent. We increased our production by 8% versus the first quarter, to a total of 1,770,000 tonnes, which is a new company record. Our total sales volume increased by 11% to 2,362,000 tonnes in the second quarter, and was also a company record."

John Floren continued, "Global demand growth rebounded in the second quarter, and remains healthy at an estimated year-over-year growth rate of 8%. MTO demand growth was strong in the quarter, as MTO facilities ran at higher operating rates helped by improving margins, and one new MTO facility began full operation. We also saw good traditional chemical demand following the seasonal slow period during the Chinese New Year holiday. Growth continued to be led by Asia and was stable in the Americas and Europe."

Mr. Floren concluded, "During the quarter, we reached a settlement with Petrobras Argentina S.A. ("Petrobras") for $32.5 million ($21 million net of tax) to terminate Petrobras' natural gas delivery obligations pursuant to a long-term natural gas supply agreement in Chile. During the quarter, we paid a $25 million dividend to shareholders. With $239 million of cash on hand, an undrawn credit facility and a robust balance sheet, we are well positioned to meet our financial and capital commitments and steer through this period of lower methanol pricing. With record production volume, we are well positioned to benefit from a recovery from the bottom of the cycle methanol pricing and generate strong future cash flows."

FURTHER INFORMATION

The information set forth in this news release summarizes Methanex's key financial and operational data for the second quarter of 2016. It is not a complete source of information for readers who are unfamiliar with Methanex Corporation ("the Company") and is not in any way a substitute for reading the second quarter 2016 Management’s Discussion and Analysis ("MD&A") dated July 27, 2016 and the condensed consolidated interim financial statements for the period ended June 30, 2016, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the condensed consolidated interim financial statements for the period ended June 30, 2016 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2016 SECOND QUARTER NEWS RELEASE    PAGE 2

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2016	Mar 31 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,770	1,639	1,281	3,409	2,545
Sales volume (thousands of tonnes)
Methanex-produced methanol (attributable to Methanex shareholders)	1,689	1,529	1,203	3,218	2,440
Purchased methanol	533	422	813	955	1,465
Commission sales	140	168	109	308	294
Total sales volume [1]	2,362	2,119	2,125	4,481	4,199

Methanex average non-discounted posted price ($ per tonne) [2]	260	272	403	266	393
Average realized price ($ per tonne) [3]	223	230	350	227	344

Revenue	468	435	638	903	1,215
Adjusted revenue	496	450	696	946	1,321
Adjusted EBITDA	38	36	129	74	226
Cash flows from operating activities	34	70	82	104	119
Adjusted net income (loss)	(31)	(24)	51	(55)	72
Net income (loss) (attributable to Methanex shareholders)	(3)	(23)	104	(26)	113

Adjusted net income (loss) per common share	(0.34)	(0.27)	0.56	(0.62)	0.79
Basic net income (loss) per common share	(0.03)	(0.26)	1.15	(0.29)	1.24
Diluted net income (loss) per common share	(0.08)	(0.26)	1.15	(0.34)	1.23

Common share information (millions of shares)
Weighted average number of common shares	90	90	91	90	91
Diluted weighted average number of common shares	90	90	91	90	92
Number of common shares outstanding, end of period	90	90	90	90	90

[1]
Total sales volume includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). Tolling Volume was nil for the three and six months ended June 30, 2016 compared to 28,000 tonnes and 68,000 tonnes for the same periods in 2015. Commission sales represent volume marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 50% of the Egypt methanol facility that we do not own.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2016 SECOND QUARTER NEWS RELEASE    PAGE 3

A reconciliation from Net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2016	Mar 31 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Net income (loss) (attributable to Methanex shareholders)	$(3)	$(23)	$104	$(26)	$113
Mark-to-market impact of share-based compensation, net of tax	(7)	(1)	4	(8)	16
Argentina gas settlement, net of tax	(21)	—	—	(21)	—
Gain related to the termination of a terminal services agreement, net of tax	—	—	(57)	—	(57)
Adjusted net income (loss)	$(31)	$(24)	$51	$(55)	$72
Diluted weighted average shares outstanding (millions)	90	90	91	90	92
Adjusted net income (loss) per common share	$(0.34)	$(0.27)	$0.56	$(0.62)	$0.79

▪
We recorded a net loss attributable to Methanex shareholders of $3 million during the second quarter of 2016, compared to a net loss of $23 million in the first quarter of 2016. The change is attributable to higher sales of methanol which was partially offset by a decrease in our average realized price to $223 per tonne for the second quarter of 2016 from $230 per tonne for the first quarter of 2016. We also reached a settlement with Petrobras Argentina S.A. ("Petrobras") for $32.5 million ($21 million, net of tax) during the second quarter of 2016 to terminate Petrobras' natural gas delivery obligations pursuant to a long-term natural gas supply agreement in Chile.

▪
We recorded Adjusted EBITDA of $38 million for the second quarter of 2016 compared with $36 million for the first quarter of 2016. The increase in Adjusted EBITDA was primarily due to higher sales volume which was partially offset by a decrease in our average realized price.

▪	Sales of Methanex-produced methanol were a record 1,689,000 tonnes in the second quarter of 2016 compared with 1,529,000 in the first quarter of 2016.

▪
Cash flows from operating activities in the second quarter of 2016 were $34 million compared with $70 million for the first quarter of 2016 and $82 million for the second quarter of 2015. Cash flows in the second quarter of 2016 were impacted by an increase in working capital as a result of higher sales volume and inventory build.

▪
Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations, including our 63.1% share of Atlas, is currently estimated to be $25 million for the remainder of 2016.

▪	During the second quarter of 2016 we paid a $0.275 per common share dividend to shareholders for a total of $25 million.

METHANEX CORPORATION 2016 SECOND QUARTER NEWS RELEASE    PAGE 4

PRODUCTION HIGHLIGHTS

	Q2 2016		Q1 2016	Q2 2015	YTD Q2 2016	YTD Q2 2015
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	577	509	487	1,086	968
Geismar 1 and 2 (Louisiana, USA) [3]	500	527	483	276	1,010	456
Atlas (Trinidad) (63.1% interest)	281	236	109	236	345	445
Titan (Trinidad)	218	181	204	183	385	369
Egypt (50% interest)	158	53	75	8	128	16
Medicine Hat (Canada)	150	123	159	51	282	178
Chile I and IV [4]	100	73	100	40	173	113
	2,015	1,770	1,639	1,281	3,409	2,545

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.1 million tonnes, including 0.4 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility.

[3]
We commenced methanol production from Geismar 1 during the first quarter of 2015 and from Geismar 2 late in the fourth quarter of 2015. Each facility has an annual operating capacity of 1.0 million tonnes.

[4]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to economical natural gas feedstock.

Production for the second quarter of 2016 was a record 1,770,000 tonnes compared with 1,639,000 tonnes for the first quarter of 2016. The higher production in the second quarter reflects strong production at the company's New Zealand and Geismar facilities, and the return to operation of the Atlas facility after a 45-day maintenance turnaround in the first quarter. Key production and operational highlights include:

▪	Strong production from New Zealand, where close to full operating capacity was achieved.

▪	Geismar production rates were strong, reflecting, in part, the relatively new catalyst at these plants.

▪	Combined operating rate of 84% in Trinidad, reflecting the return to normal operation of the Atlas plant.

▪
Egypt production of 53,000 tonnes (Methanex share) reflecting higher than expected natural gas supply in Egypt. The plant was restarted in early May after a shutdown in early March due to natural gas supply restrictions and has since operated at reduced rates on an intermittent basis as gas has become available. Based on the best information we have available, we expect that the plant may be required to shut down intermittently during the remaining summer months when electricity demand is at its peak.

▪	Medicine Hat production of 123,000 tonnes or 82% of capacity, reflecting a mechanical issue at the plant that resulted in lost production of approximately 40,000 tonnes during the quarter.

▪
Chile production of 73,000 tonnes, reflecting continued operation of the Chile I facility through the second quarter at reduced rates, 100% supported by natural gas supplies from Chile. The plant was shut down at the beginning of July for planned maintenance and is expected to restart in August. Based on our current view of gas availability in Chile, we believe that there is sufficient gas for us to continue to operate through the remainder of the southern hemisphere winter at reduced rates.

METHANEX CORPORATION 2016 SECOND QUARTER NEWS RELEASE    PAGE 5

CONFERENCE CALL
A conference call is scheduled for July 28, 2016 at 12:00 noon ET (9:00 am PT) to review these second quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-8530, or toll free at (800) 769-8320. Presentation slides summarizing the Q2 2016 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. A playback version of the conference call will be available until August 18, 2016 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 5792019. The webcast will be available on the website for three weeks following the call.

ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".

FORWARD-LOOKING INFORMATION WARNING
This second quarter 2016 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the second quarter 2016 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP measures on page 12 of the Company's MD&A for the three and six months ended June 30, 2016 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Sandra Daycock
Director, Investor Relations
Methanex Corporation
604-661-2600

METHANEX CORPORATION 2016 SECOND QUARTER NEWS RELEASE    PAGE 6

2
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
CST Trust Company
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2016
At July 26, 2016 the Company had 89,796,238 common shares issued and outstanding and stock options exercisable for 1,965,834 additional common shares.

SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2016	Mar 31 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Net income (loss) (attributable to Methanex shareholders)	$(3)	$(23)	$104	$(26)	$113
Mark-to-market impact of share-based compensation, net of tax	(7)	(1)	4	(8)	16
Argentina gas settlement, net of tax	(21)	—	—	(21)	—
Gain related to the termination of a terminal services agreement, net of tax	—	—	(57)	—	(57)
Adjusted net income (loss) [1]	$(31)	$(24)	$51	$(55)	$72
Diluted weighted average shares outstanding (millions)	90	90	91	90	92
Adjusted net income (loss) per common share [1]	$(0.34)	$(0.27)	$0.56	$(0.62)	$0.79

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 of the MD&A for reconciliations to the most comparable GAAP measures.

▪
We recorded a net loss attributable to Methanex shareholders of $3 million during the second quarter of 2016, compared to a net loss of $23 million in the first quarter of 2016. The change is attributable to higher sales of methanol which was partially offset by a decrease in our average realized price to $223 per tonne for the second quarter of 2016 from $230 per tonne for the first quarter of 2016. We also reached a settlement with Petrobras Argentina S.A. ("Petrobras") for $32.5 million ($21 million, net of tax) during the second quarter of 2016 to terminate Petrobras' natural gas delivery obligations pursuant to a long-term natural gas supply agreement in Chile.

▪
We recorded Adjusted EBITDA of $38 million for the second quarter of 2016 compared with $36 million for the first quarter of 2016. The increase in Adjusted EBITDA was primarily due to higher sales volume which was partially offset by a decrease in our average realized price.

▪	Production for the second quarter of 2016 was a record 1,770,000 tonnes compared with 1,639,000 tonnes for the first quarter of 2016. Refer to the Production Summary section on page 3 of the MD&A.

▪	Sales of Methanex-produced methanol were a record 1,689,000 tonnes in the second quarter of 2016 compared with 1,529,000 in the first quarter of 2016.

▪	During the second quarter of 2016 we paid a $0.275 per common share dividend to shareholders for a total of $25 million.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Second Quarter 2016 Management’s Discussion and Analysis dated July 27, 2016 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and six month periods ended June 30, 2016 as well as the 2015 Annual Consolidated Financial Statements and MD&A included in the Methanex 2015 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2015 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2016	Mar 31 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,770	1,639	1,281	3,409	2,545
Sales volume (thousands of tonnes)
Methanex-produced methanol (attributable to Methanex shareholders)	1,689	1,529	1,203	3,218	2,440
Purchased methanol	533	422	813	955	1,465
Commission sales	140	168	109	308	294
Total sales volume [1]	2,362	2,119	2,125	4,481	4,199

Methanex average non-discounted posted price ($ per tonne) [2]	260	272	403	266	393
Average realized price ($ per tonne) [3]	223	230	350	227	344

Revenue	468	435	638	903	1,215
Adjusted revenue	496	450	696	946	1,321
Adjusted EBITDA	38	36	129	74	226
Cash flows from operating activities	34	70	82	104	119
Adjusted net income (loss)	(31)	(24)	51	(55)	72
Net income (loss) (attributable to Methanex shareholders)	(3)	(23)	104	(26)	113

Adjusted net income (loss) per common share	(0.34)	(0.27)	0.56	(0.62)	0.79
Basic net income (loss) per common share	(0.03)	(0.26)	1.15	(0.29)	1.24
Diluted net income (loss) per common share	(0.08)	(0.26)	1.15	(0.34)	1.23

Common share information (millions of shares)
Weighted average number of common shares	90	90	91	90	91
Diluted weighted average number of common shares	90	90	91	90	92
Number of common shares outstanding, end of period	90	90	90	90	90

[1]
Total sales volume includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). Tolling Volume was nil for the three and six months ended June 30, 2016 compared to 28,000 tonnes and 68,000 tonnes for the same periods in 2015. Commission sales represent volume marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 50% of the Egypt methanol facility that we do not own.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q2 2016		Q1 2016	Q2 2015	YTD Q2 2016	YTD Q2 2015
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	577	509	487	1,086	968
Geismar 1 and 2 (Louisiana, USA) [3]	500	527	483	276	1,010	456
Atlas (Trinidad) (63.1% interest)	281	236	109	236	345	445
Titan (Trinidad)	218	181	204	183	385	369
Egypt (50% interest)	158	53	75	8	128	16
Medicine Hat (Canada)	150	123	159	51	282	178
Chile I and IV [4]	100	73	100	40	173	113
	2,015	1,770	1,639	1,281	3,409	2,545

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.1 million tonnes, including 0.4 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility (refer to the New Zealand section below).

[3]
We commenced methanol production from Geismar 1 during the first quarter of 2015 and from Geismar 2 late in the fourth quarter of 2015. Each facility has an annual operating capacity of 1.0 million tonnes.

[4]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to economical natural gas feedstock.

New Zealand
Our New Zealand methanol facilities produced 577,000 tonnes of methanol in the second quarter of 2016 compared with 509,000 tonnes in the first quarter of 2016. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition.

United States
The Geismar 1 plant commenced production in late January 2015 and Geismar 2 commenced production in late December 2015. The Geismar facilities produced 527,000 tonnes during the second quarter of 2016 compared to 483,000 tonnes during the first quarter of 2016. The plants are currently running at strong rates, reflecting, in part, the age of their catalysts.

Trinidad
Production in Trinidad during the quarter was impacted by gas curtailments at both plants. The Titan facility produced 181,000 tonnes in the second quarter of 2016 compared with 204,000 tonnes in the first quarter of 2016. The Atlas facility produced 236,000 tonnes (63.1% interest) in the second quarter of 2016 compared with 109,000 tonnes (63.1% interest) in the first quarter of 2016. The Atlas facility underwent a planned 45-day turnaround during the first quarter of 2016 and returned to normal operation at the end of March.

We continue to experience natural gas curtailments to our Trinidad facilities due to a mismatch between upstream supply to the Natural Gas Company of Trinidad and Tobago ("NGC") and downstream demand from NGC’s customers including Atlas and Titan. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Egypt
The Egypt methanol facility produced 106,000 tonnes (Methanex share - 53,000 tonnes) in the second quarter of 2016 compared to 150,000 tonnes (Methanex share - 75,000 tonnes) in the first quarter of 2016. The plant was restarted in early May after a shutdown in early March due to natural gas supply restrictions and has since operated at reduced rates on an intermittent basis as gas has become available. Based on the best information we have available, we expect that the plant may be required to shut down intermittently during the remaining summer months when electricity demand is at its peak.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 and gas restrictions have become more significant since 2014. It continues to be difficult to predict when the gas supply situation will improve, however, we are optimistic that the strong efforts by Egyptian governmental entities to fast-track existing and new upstream gas supply in Egypt could result in improved gas deliveries in the medium term.

Canada
During the second quarter of 2016, we produced 123,000 tonnes at our Medicine Hat facility compared with 159,000 tonnes during the first quarter of 2016. A mechanical issue at the plant resulted in lost production of approximately 40,000 tonnes during the second quarter of 2016.

Chile
During the second quarter of 2016, we produced 73,000 tonnes in Chile, 100% supported by natural gas supplies from Chile, compared to 100,000 tonnes during the first quarter of 2016. The plant was shut down at the beginning of July for planned maintenance and is expected to restart in August. Based on our current view of gas availability in Chile, we believe that there is sufficient gas for us to continue to operate through the remainder of the southern hemisphere winter at reduced rates. We are in continuous discussions with gas suppliers to secure additional competitively priced gas to be able to run the operation at higher rates in the near future.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina. Our main gas supplier in Chile, Empresa Nacional del Petróleo, continues to make solid drilling progress in the region. The US Geological Survey recently published their estimate of technically recoverable natural gas in the region of approximately 8.3 trillion cubic feet which we believe is enough to supply our operations and the local population for decades into the future. We are optimistic that our underutilized 1.7 million tonne Chile facilities represent a growth opportunity for Methanex as further progress is made in lowering the cost of developing these reserves.
FINANCIAL RESULTS

For the second quarter of 2016, we reported a net loss attributable to Methanex shareholders of $3 million ($0.08 loss per common share on a diluted basis) compared with net loss attributable to Methanex shareholders for the first quarter of 2016 of $23 million ($0.26 loss per common share on a diluted basis).

For the second quarter of 2016, we recorded Adjusted EBITDA of $38 million and Adjusted net loss of $31 million ($0.34 Adjusted net loss per common share). This compares with Adjusted EBITDA of $36 million and Adjusted net loss of $24 million ($0.27 Adjusted net loss per common share) for the first quarter of 2016. During the second quarter of 2016, we reached a settlement for $32.5 million ($21 million, net of tax) to terminate natural gas delivery obligations pursuant to a long-term natural gas supply agreement which has been excluded from Adjusted EBITDA and Adjusted net income.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2016	Mar 31 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Net income (loss) (attributable to Methanex shareholders)	$(3)	$(23)	$104	$(26)	$113
Mark-to-market impact of share-based compensation, net of tax	(7)	(1)	4	(8)	16
Argentina gas settlement, net of tax	(21)	—	—	(21)	—
Gain related to the termination of a terminal services agreement, net of tax	—	—	(57)	—	(57)
Adjusted net income (loss)	$(31)	$(24)	$51	$(55)	$72
Diluted weighted average shares outstanding (millions)	90	90	91	90	92
Adjusted net income (loss) per common share	$(0.34)	$(0.27)	$0.56	$(0.62)	$0.79

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, Argentina gas settlement, gain on terminal services agreement, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2016	Mar 31 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Consolidated statements of income (loss):
Revenue	$468	$435	$638	$903	$1,215
Cost of sales and operating expenses	(430)	(404)	(526)	(834)	(1,028)
Mark-to-market impact of share-based compensation	(8)	(1)	4	(9)	18
Adjusted EBITDA (attributable to associate)	13	8	18	21	40
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(5)	(2)	(5)	(7)	(19)
Adjusted EBITDA (attributable to Methanex shareholders)	38	36	129	74	226

Mark-to-market impact of share-based compensation	8	1	(4)	9	(18)
Depreciation and amortization	(58)	(53)	(47)	(111)	(94)
Argentina gas settlement	33	—	—	33	—
Gain related to the termination of a terminal services agreement	—	—	65	—	65
Finance costs	(22)	(21)	(18)	(43)	(39)
Finance income and other expenses	—	3	2	3	(7)
Income tax recovery (expense)	—	10	(20)	10	(15)
Earnings of associate adjustment [1]	(11)	(8)	(11)	(19)	(23)
Non-controlling interests adjustment [1]	9	9	8	18	18
Net income (loss) (attributable to Methanex shareholders)	$(3)	$(23)	$104	$(26)	$113
Net income (loss)	$(7)	$(30)	$101	$(38)	$114

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 15 of the MD&A. Changes in these components - average realized price, sales volume, and total cash costs - similarly impact net income or loss attributable to Methanex shareholders.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q2 2016 compared with Q1 2016	Q2 2016 compared with Q2 2015	YTD Q2 2016 compared with YTD Q2 2015
Average realized price	$(17)	$(285)	$(494)
Sales volume	12	21	29
Total cash costs	7	173	313
Increase (decrease) in Adjusted EBITDA	$2	$(91)	$(152)

Average realized price

	Three Months Ended			Six Months Ended
($ per tonne)	Jun 30 2016	Mar 31 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Methanex average non-discounted posted price	260	272	403	266	393
Methanex average realized price	223	230	350	227	344

Methanex’s average realized price for the second quarter of 2016 was lower compared to the first quarter of 2016. Non-discounted posted prices were lower in the second quarter of 2016 in North America and Europe compared to the first quarter of 2016 (refer to Supply/Demand Fundamentals section on page 10 of the MD&A for more information). Our average non-discounted posted price for the second quarter of 2016 was $260 per tonne compared with $272 per tonne for the first quarter of 2016 and $403 per tonne for the second quarter of 2015. Our average realized price for the second quarter of 2016 was $223 per tonne compared with $230 per tonne for the first quarter of 2016 and $350 per tonne for the second quarter of 2015. The change in average realized price for the second quarter of 2016 decreased Adjusted EBITDA by $17 million compared with the first quarter of 2016 and decreased Adjusted EBITDA by $285 million compared with the second quarter of 2015. Our average realized price for the six months ended June 30, 2016 was $227 compared with $344 for the same period in 2015. This change in average realized price decreased Adjusted EBITDA by $494 million.

Sales volume
Methanol sales volume excluding commission sales volume was higher in the second quarter of 2016 compared with the first quarter of 2016 by 271,000 tonnes and higher compared with the second quarter of 2015 by 206,000 tonnes. The change in methanol sales volume excluding commission sales volume for the second quarter of 2016 compared with these periods increased Adjusted EBITDA by $12 million and $21 million, respectively. For the six months ended June 30, 2016 compared with the same periods in 2015, methanol sales volume excluding commission sales volume was higher by 268,000 tonnes resulting in higher Adjusted EBITDA by $29 million.

Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities ("Methanex-produced methanol") and changes in the cost of methanol we purchase from others ("purchased methanol"). Most of our current production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components linked to the price of methanol. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in our total cash costs were due to the following:

($ millions)	Q2 2016 compared with Q1 2016	Q2 2016 compared with Q2 2015	YTD Q2 2016 compared with YTD Q2 2015
Methanex-produced methanol costs	$(2)	$57	$111
Proportion of Methanex-produced methanol sales	(3)	53	88
Purchased methanol costs	12	70	114
Other, net	—	(7)	—
Decrease in total cash costs	$7	$173	$313

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas at most of our facilities under agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the second quarter of 2016 compared with the first quarter of 2016 and with the second quarter of 2015, Methanex-produced methanol costs were higher by $2 million and lower by $57 million, respectively. For the six months ended June 30, 2016 compared with the same period in 2015, Methanex-produced methanol costs were lower by $111 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas costs and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the second quarter of 2016 compared with the first quarter of 2016, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $3 million. For the three and six months ended June 30, 2016 compared with the same periods in 2015, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $53 million and $88 million, respectively.

Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing.

Other, net
For the second quarter of 2016 compared with the second quarter of 2015, other costs were higher by $7 million, primarily due to higher logistics costs from increased sales volume in the quarter.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Six Months Ended
($ millions except share share price)	Jun 30 2016	Mar 31 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Methanex Corporation share price [1]	$29.10	$32.12	$55.66	$29.10	$55.66
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	4	4	6	8	14
Mark-to-market impact due to change in share price	(8)	(1)	4	(9)	18
Total share-based compensation expense (recovery), before tax	$(4)	$3	$10	$(1)	$32

[1]	US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.

For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.

Depreciation and Amortization

Depreciation and amortization was $58 million for the second quarter of 2016 compared with $53 million for the first quarter of 2016 and $47 million for the second quarter of 2015. For the six months ended June 30, 2016 compared with the same period in 2015, depreciation and amortization was $111 million and $94 million, respectively. The increase in depreciation and amortization for the three and six months ended June 30, 2016 compared with the same periods in 2015 is primarily due to higher sales volume of Methanex-produced methanol.

Argentina Gas Settlement

During the second quarter of 2016, we reached a settlement with Petrobras Argentina S.A. ("Petrobras") for $32.5 million ($21 million, net of tax) to terminate Petrobras' natural gas delivery obligations pursuant to a long-term gas supply agreement in Chile. The full settlement was received during the quarter.

Gain on Termination of a Terminal Services Agreement

During the second quarter of 2015, we recorded a gain of $65 million ($57 million, net of tax) related to the termination of a terminal services agreement.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Costs

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2016	Mar 31 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Finance costs before capitalized interest	$22	$21	$22	$43	$49
Less capitalized interest	—	—	(4)	—	(10)
Finance costs	$22	$21	$18	$43	$39

Finance costs primarily relate to interest expense on the unsecured notes, limited recourse debt facilities and finance leases. The decrease in finance costs before capitalized interest for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 is due to additional interest incurred in the six months ended June 30, 2015 due to the early repayment of unsecured notes. Capitalized interest relates to interest costs capitalized for the Geismar project which was completed in 2015.

Finance Income and Other Expenses

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2016	Mar 31 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Finance income and other expenses	$—	$3	$2	$3	$(7)

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

Income Taxes

A summary of our income taxes for the second quarter of 2016 compared to the first quarter of 2016 is as follows:

	Three months ended June 30, 2016		Three months ended March 31, 2016
($ millions except where noted)	Net Loss	Adjusted Net Loss	Net Loss	Adjusted Net Loss
Amount before income tax	$(8)	$(43)	$(40)	$(35)
Income tax recovery (expense)	1	12	10	11
	$(7)	$(31)	$(30)	$(24)
Effective tax rate	7%	28%	24%	31%

We earn the majority of our earnings in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 26.5% and 28%, respectively. The United States statutory tax rate is 36% and the Egypt statutory tax rate is 22.5%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net loss was 28% for the second quarter of 2016 compared to 31% for the first quarter of 2016. Adjusted net loss represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In periods with low income levels, the distribution of income and loss between jurisdictions can result in income tax rates that are not indicative of the longer term corporate tax rate.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS

Demand
Methanol industry demand growth remains strong. We estimate total methanol demand for the second quarter of 2016 of 16.5 million tonnes, which represents approximately 8% year-over-year growth from the second quarter of 2015. During the second quarter, traditional chemical demand growth for methanol rebounded following seasonally weak demand in China in the first quarter. Traditional chemical derivatives consume approximately 55% of global methanol and we believe that growth is generally correlated to GDP and industrial production growth rates. Energy demand also demonstrated strong growth in the second quarter, led by Methanol-to-olefins ("MTO") demand which increased due to a new plant which started in April, the return of certain facilities from maintenance, and higher operating rates due to improving MTO margins. There are 14 completed MTO/methanol-to-propylene ("MTP") plants in China which are dependent on merchant methanol supply, and these have the capacity to consume over 14 million tonnes of methanol annually. There are three other MTO plants which are anticipated to be completed in the near term. These plants would have the combined capacity when operating at full rates to consume over 4.5 million tonnes of methanol annually. The future operating rates and methanol consumption at these facilities will depend on a number of factors, including pricing for their various final products and the impact of the olefin industry feedstock costs, including naphtha, on relative competitiveness. We estimate that at least six million tonnes of annual methanol demand did not operate in the second quarter of 2016 as a result of challenged economics, including MTO, MTP, methanol-to-gasoline and dimethyl-ether. Demand for direct methanol blending into gasoline in China has remained strong and we believe that future growth in this application is supported by numerous provincial fuel-blending standards. Fuel blending has continued to gain interest outside of China with several countries currently conducting demonstration programs to test the use of methanol-blended fuels.

Supply
The strong industry demand growth realized in the second quarter was satisfied from relatively robust global supply, as a number of facilities returned from maintenance outages.With respect to capacity addition, OCI N.V. and Consolidated Energy Limited (through its subsidiary G2X Energy) have jointly invested in the Natgasoline project, a 1.8 million tonne plant under construction in Beaumont, Texas. There are a number of other projects under discussion in the United States, but we believe that there has been limited committed capital to date and no projects that we are aware of in the construction phase. In Iran, the 2.5 million tonne Kaveh plant is under construction. The start-up timing and future operating rates at this facility will be dependent on various factors. Similar to the situation in the US, there are a number of new projects in Iran announced but we believe with no committed capital, and other plants at varying stages of completion. To the end of 2017, we expect approximately three million tonnes of new capacity additions in China. Beyond 2017, we anticipate that new capacity additions in China will be modest due to an increasing degree of restrictions placed on new coal-based capacity additions in that country. We expect that production from new methanol capacity in China will be consumed domestically.

Methanol Price
Overall, methanol pricing was relatively stable in the second quarter of 2016, particularly in Asia. Trade flows adjusted to new supply in the Atlantic, resulting in more balanced supply and demand within the Atlantic and Pacific basins and narrower regional price differentials. Our average realized price in the second quarter of 2016 decreased to $223 per tonne from $230 per tonne in the first quarter. The decrease primarily reflects the decline in the European quarterly posted price from €275 to €225.

Methanex posted prices moved higher in June to $266 per tonne and $275 per tonne in North America and Asia respectively, and were rolled at these levels in July and August. The European quarterly posted price also moved higher for the third quarter of 2016 by €15 to €240 per tonne. The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Jul 2016	Jun 2016	May 2016	Apr 2016
North America	266	266	249	249
Europe [2]	265	250	250	250
Asia Pacific	275	275	265	265

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€240 for Q3 2016 (Q2 2016 – €225) converted to United States dollars.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the second quarter of 2016 were $34 million compared with $70 million for the first quarter of 2016 and $82 million for the second quarter of 2015. Cash flows from operating activities for the six month period ended June 30, 2016 were $104 million compared with $119 million for the same period in 2015. The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q2 2016 compared with Q1 2016	Q2 2016 compared with Q2 2015	YTD Q2 2016 compared with YTD Q2 2015
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$2	$(91)	$(152)
Deduct change in Adjusted EBITDA of associate	(5)	5	19
Dividends received from associate	(26)	(10)	(12)
Cash flows attributable to non-controlling interests	3	—	(12)
Non-cash working capital	(36)	21	75
Income taxes paid	(2)	7	32
Argentina gas settlement	33	33	33
Share-based payments	8	(2)	6
Other	(13)	(11)	(4)
Decrease in cash flows from operating activities	$(36)	$(48)	$(15)

During the second quarter of 2016 we paid a quarterly dividend of $0.275 per common share for a total of $25 million.

On April 29, 2015, the Board of Directors approved a 5% normal course issuer bid which allowed us to repurchase for cancellation up to 4.6 million shares. The bid expired on May 5, 2016. We have not repurchased any shares during 2016 and repurchased a total of 1.6 million shares under the bid.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At June 30, 2016, our cash balance was $239 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

We have an undrawn committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2019. Refer to note 5 of the Company's condensed consolidated interim financial statements for further discussion of the terms of the credit facility. We have obligations for principal repayment related to our Egypt limited recourse debt facilities, but no debt maturities until 2019.

During the second quarter of 2016, we drew down $35 million on our limited recourse debt facilities, related to financing for certain of our Waterfront Shipping vessels.

Certain conditions have not been met related to the Egypt limited recourse debt facilities, resulting in a restriction on shareholder distributions from the Egypt entity. As of June 30, 2016, the Egypt cash balance on a 100% ownership basis was $84 million. The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities. Refer to note 5 of the Company’s condensed consolidated interim financial statements for further details.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations, including our 63.1% share of Atlas, is currently estimated to be $25 million for the remainder of 2016.

We believe we are well positioned to meet our financial and capital commitments and leverage a recovery in methanol prices to generate strong future cash flows.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

During the second quarter of 2016, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, Argentina gas settlement, gain on terminal services agreement, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2016	Mar 31 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Net income (loss) (attributable to Methanex shareholders)	$(3)	$(23)	$104	$(26)	$113
Mark-to-market impact of share-based compensation	(8)	(1)	4	(9)	18
Depreciation and amortization	58	53	47	111	94
Argentina gas settlement	(33)	—	—	(33)	—
Gain related to the termination of a terminal services agreement	—	—	(65)	—	(65)
Finance costs	22	21	18	43	39
Finance income and other expenses	—	(3)	(2)	(3)	7
Income tax recovery	—	(10)	20	(10)	15
Earnings of associate adjustment [1]	11	8	11	19	23
Non-controlling interests adjustment [1]	(9)	(9)	(8)	(18)	(18)
Adjusted EBITDA (attributable to Methanex shareholders)	$38	$36	$129	$74	$226

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

Adjusted net income (loss) and Adjusted net income (loss) per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2016	Mar 31 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Net income (loss) (attributable to Methanex shareholders)	$(3)	$(23)	$104	$(26)	$113
Mark-to-market impact of share-based compensation, net of tax	(7)	(1)	4	(8)	16
Argentina gas settlement, net of tax	(21)	—	—	(21)	—
Gain related to the termination of a terminal services agreement, net of tax	—	—	(57)	—	(57)
Adjusted net income (loss)	$(31)	$(24)	$51	$(55)	$72
Diluted weighted average shares outstanding (millions)	90	90	91	90	92
Adjusted net income (loss) per common share	$(0.34)	$(0.27)	$0.56	$(0.62)	$0.79

Adjusted Revenue (attributable to Methanex shareholders)

Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue relating to 50% of the Egypt methanol facility that we do not own and includes an amount representing our 63.1% share of Atlas revenue. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2016	Mar 31 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Revenue	$468	$435	$638	$903	$1,215
Methanex share of Atlas revenue [1]	36	34	64	70	132
Non-controlling interests' share of revenue [1]	(8)	(18)	(1)	(26)	(23)
Other adjustments	—	(1)	(5)	(1)	(3)
Adjusted revenue (attributable to Methanex shareholders)	$496	$450	$696	$946	$1,321

[1]	Excludes intercompany transactions with the Company.

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended
($ millions except per share amounts)	Jun 30 2016	Mar 31 2016	Dec 31 2015	Sep 30 2015
Revenue	$468	$435	$484	$527
Adjusted EBITDA	38	36	80	95
Net income (loss)	(3)	(23)	10	78
Adjusted net income (loss)	(31)	(24)	15	23
Basic net income (loss) per common share	(0.03)	(0.26)	0.10	0.87
Diluted net income (loss) per common share	(0.08)	(0.26)	0.10	0.54
Adjusted net income (loss) per common share	(0.34)	(0.27)	0.16	0.26

	Three Months Ended
($ millions except per share amounts)	Jun 30 2015	Mar 31 2015	Dec 31 2014	Sep 30 2014
Revenue	$638	$577	$733	$730
Adjusted EBITDA	129	97	150	137
Net income	104	9	133	52
Adjusted net income	51	21	80	66
Basic net income per common share	1.15	0.09	1.43	0.55
Diluted net income per common share	1.15	0.09	1.11	0.54
Adjusted net income per common share	0.56	0.23	0.85	0.69

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to Additional Information - Supplemental Non-GAAP Measures section on page 12 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 12 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume and Tolling Volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Second Quarter 2016 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Second Quarter 2016 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

•
receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2015 Annual Management’s Discussion and Analysis and this Second Quarter 2016 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Revenue	$467,893	$637,799	$902,746	$1,214,538
Cost of sales and operating expenses	(430,071)	(525,745)	(833,822)	(1,027,716)
Depreciation and amortization	(58,494)	(47,483)	(111,473)	(94,440)
Argentina gas settlement (note 11)	32,500	—	32,500	—
Gain on termination of terminal services agreement	—	65,000	—	65,000
Operating income (loss)	11,828	129,571	(10,049)	157,382
Earnings of associate (note 4)	2,314	6,714	2,087	16,889
Finance costs (note 6)	(21,858)	(17,225)	(42,859)	(38,767)
Finance income and other expenses	(113)	2,591	2,988	(6,568)
Income (loss) before income taxes	(7,829)	121,651	(47,833)	128,936
Income tax recovery (expense):
Current	(10,892)	(2,398)	(26,329)	(8,505)
Deferred	11,474	(17,532)	36,549	(6,092)
	582	(19,930)	10,220	(14,597)
Net income (loss)	$(7,247)	$101,721	$(37,613)	$114,339
Attributable to:
Methanex Corporation shareholders	$(2,877)	$104,580	$(26,275)	$113,234
Non-controlling interests	(4,370)	(2,859)	(11,338)	1,105
	$(7,247)	$101,721	$(37,613)	$114,339

Income (loss) per common share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$(0.03)	$1.15	$(0.29)	$1.24
Diluted net income (loss) per common share (note 7)	$(0.08)	$1.15	$(0.34)	$1.23

Weighted average number of common shares outstanding (note 7)	89,796,238	91,020,729	89,757,698	91,387,152
Diluted weighted average number of common shares outstanding (note 7)	89,876,849	91,326,720	89,821,964	92,109,966

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 1
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Net income (loss)	$(7,247)	$101,721	$(37,613)	$114,339
Other comprehensive income (loss), net of taxes:
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	116,548	(3,979)	66,829	(1,595)
Forward element excluded from hedging relationship (note 10)	(95,947)	(150)	(64,237)	(72)
Change in fair value of interest rate swap contracts	—	—	—	(12)
Realized loss on interest rate swap contracts reclassified to finance costs	—	—	—	3,205
Taxes on above items	(6,845)	1,392	(830)	(428)
	13,756	(2,737)	1,762	1,098
Comprehensive income (loss)	$6,509	$98,984	$(35,851)	$115,437
Attributable to:
Methanex Corporation shareholders	$10,879	$101,843	$(24,513)	$113,214
Non-controlling interests	(4,370)	(2,859)	(11,338)	2,223
	$6,509	$98,984	$(35,851)	$115,437

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 2
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Jun 30 2016	Dec 31 2015
ASSETS
Current assets:
Cash and cash equivalents	$238,970	$254,934
Trade and other receivables	405,855	504,350
Inventories (note 2)	253,706	253,234
Prepaid expenses	19,777	19,560
	918,308	1,032,078
Non-current assets:
Property, plant and equipment (note 3)	3,192,790	3,158,782
Investment in associate (note 4)	195,016	224,165
Deferred income tax assets	100,241	61,881
Other assets	78,363	79,018
	3,566,410	3,523,846
	$4,484,718	$4,555,924
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$444,252	$508,639
Current maturities on long-term debt (note 5)	52,599	47,864
Current maturities on other long-term liabilities	9,036	25,439
	505,887	581,942
Non-current liabilities:
Long-term debt (note 5)	1,501,477	1,488,026
Other long-term liabilities (note 3)	314,825	231,745
Deferred income tax liabilities	289,140	285,638
	2,105,442	2,005,409
Equity:
Capital stock	510,519	509,464
Contributed surplus	2,548	2,426
Retained earnings	1,159,941	1,235,615
Accumulated other comprehensive loss	(26,014)	(27,776)
Shareholders' equity	1,646,994	1,719,729
Non-controlling interests	226,395	248,844
Total equity	1,873,389	1,968,573
	$4,484,718	$4,555,924

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 3
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2014	92,326,487	$521,022	$2,803	$1,262,961	$(413)	$1,786,373	$266,844	$2,053,217
Net income	—	—	—	113,234	—	113,234	1,105	114,339
Other comprehensive income (loss)	—	—	—	—	(20)	(20)	1,118	1,098
Compensation expense recorded for stock options	—	—	455	—	—	455	—	455
Issue of shares on exercise of stock options	236,681	3,616	—	—	—	3,616	—	3,616
Reclassification of grant date fair value on exercise of stock options	—	1,016	(1,016)	—	—	—	—	—
Payments for repurchase of shares	(2,106,991)	(11,870)	—	(99,115)	—	(110,985)	—	(110,985)
Dividend payments to Methanex Corporation shareholders	—	—	—	(47,819)	—	(47,819)	—	(47,819)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(10,449)	(10,449)
Equity contributions by non-controlling interests	—	—	—	—	—	—	300	300
Balance, June 30, 2015	90,456,177	513,784	2,242	1,229,261	(433)	1,744,854	258,918	2,003,772
Net income	—	—	—	87,383	—	87,383	631	88,014
Other comprehensive loss	—	—	—	(1,063)	(27,343)	(28,406)	—	(28,406)
Compensation expense recorded for stock options	—	—	287	—	—	287	—	287
Issue of shares on exercise of stock options	54,121	311	—	—	—	311	—	311
Reclassification of grant date fair value on exercise of stock options	—	103	(103)	—	—	—	—	—
Payments for repurchase of shares	(839,100)	(4,734)	—	(30,564)	—	(35,298)	—	(35,298)
Dividend payments to Methanex Corporation shareholders	—	—	—	(49,402)	—	(49,402)	—	(49,402)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(12,105)	(12,105)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,400	1,400
Balance, December 31, 2015	89,671,198	509,464	2,426	1,235,615	(27,776)	1,719,729	248,844	1,968,573
Net loss	—	—	—	(26,275)	—	(26,275)	(11,338)	(37,613)
Other comprehensive income	—	—	—	—	1,762	1,762	—	1,762
Compensation expense recorded for stock options	—	—	379	—	—	379	—	379
Issue of shares on exercise of stock options	125,040	798	—	—	—	798	—	798
Reclassification of grant date fair value on exercise of stock options	—	257	(257)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(49,399)	—	(49,399)	—	(49,399)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(11,636)	(11,636)
Equity contributions by non-controlling interests	—	—	—	—	—	—	525	525
Balance, June 30, 2016	89,796,238	$510,519	$2,548	$1,159,941	$(26,014)	$1,646,994	$226,395	$1,873,389

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 4
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income (loss)	$(7,247)	$101,721	$(37,613)	$114,339
Deduct earnings of associate	(2,314)	(6,714)	(2,087)	(16,889)
Dividends received from associate	3,155	12,620	31,550	44,170
Add (deduct) non-cash items:
Depreciation and amortization	58,494	47,483	111,473	94,440
Income tax expense (recovery)	(582)	19,930	(10,220)	14,597
Share-based compensation expense (recovery)	(3,535)	10,205	(652)	31,952
Finance costs	21,858	17,225	42,859	38,767
Other	1,742	424	2,129	332
Income taxes paid	(1,514)	(8,551)	(2,084)	(34,134)
Other cash payments, including share-based compensation	(11,754)	(1,424)	(17,664)	(14,171)
Cash flows from operating activities before undernoted	58,303	192,919	117,691	273,403
Changes in non-cash working capital (note 9)	(24,506)	(110,781)	(13,916)	(154,192)
	33,797	82,138	103,775	119,211

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	—	(60,829)	—	(110,985)
Dividend payments to Methanex Corporation shareholders	(24,694)	(24,900)	(49,399)	(47,819)
Interest paid, including interest rate swap settlements	(25,362)	(27,399)	(38,736)	(47,941)
Net proceeds on issue of long-term debt	35,007	—	39,600	—
Repayment of long-term debt	(918)	(1,825)	(22,984)	(171,653)
Equity contributions by non-controlling interests	525	—	525	300
Distributions to non-controlling interests	—	—	(500)	(910)
Proceeds on issue of shares on exercise of stock options	—	896	798	3,616
Other	(1,411)	(1,438)	(2,357)	(2,558)
Changes in non-cash working capital related to financing activities (note 9)	(5,689)	(6,381)	(11,154)	(7,835)
	(22,542)	(121,876)	(84,207)	(385,785)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(45,857)	(43,886)	(61,307)	(62,611)
Geismar plants under construction	—	(83,707)	—	(170,891)
Termination of terminal services agreement	—	65,000	—	65,000
Other assets	—	—	(66)	1,996
Changes in non-cash working capital related to investing activities (note 9)	(1,439)	(39,675)	25,841	(33,809)
	(47,296)	(102,268)	(35,532)	(200,315)
Decrease in cash and cash equivalents	(36,041)	(142,006)	(15,964)	(466,889)
Cash and cash equivalents, beginning of period	275,011	626,717	254,934	951,600
Cash and cash equivalents, end of period	$238,970	$484,711	$238,970	$484,711

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 5
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on July 27, 2016.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015.

Certain comparative figures in the consolidated statements of financial position have been reclassified to conform to the current period's presentation.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three and six month periods ended June 30, 2016 is $426 million (2015 - $502 million) and $812 million (2015 - $962 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Finance Leases	Other	Total
Cost at June 30, 2016	$4,540,975	$206,260	$248,684	$4,995,919
Accumulated depreciation at June 30, 2016	1,651,514	11,425	140,190	1,803,129
Net book value at June 30, 2016	$2,889,461	$194,835	$108,494	$3,192,790
Cost at December 31, 2015	$4,521,835	$121,849	$204,483	$4,848,167
Accumulated depreciation at December 31, 2015	1,545,834	6,853	136,698	1,689,385
Net book value at December 31, 2015	$2,976,001	$114,996	$67,785	$3,158,782

During the six months ended June 30, 2016, the Company took delivery of three new ocean going vessels which are included in property, plant and equipment. Two of the vessels are accounted for as finance leases, with offsetting finance lease obligations recorded in other long-term liabilities, and the third is owned through a less than wholly-owned entity under the Company's control and included in "Other".

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 6
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Jun 30 2016	Dec 31 2015
Cash and cash equivalents	$17,241	$57,620
Other current assets	25,641	45,854
Non-current assets	341,891	332,072
Current liabilities	(26,127)	(30,440)
Other long-term liabilities, including current maturities	(169,913)	(169,681)
Net assets at 100%	188,733	235,425
Net assets at 63.1%	119,090	148,553
Long-term receivable from Atlas	75,926	75,612
Investment in associate	$195,016	$224,165

	Three Months Ended		Six Months Ended
Consolidated statements of income	Jun 30 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Revenue	$45,604	$95,119	$67,977	$182,634
Cost of sales and depreciation and amortization	(33,244)	(74,618)	(51,420)	(136,284)
Operating income	12,360	20,501	16,557	46,350
Finance costs, finance income and other expenses	(3,488)	(2,412)	(6,580)	(4,694)
Income tax expense	(5,205)	(7,449)	(6,670)	(14,890)
Net earnings at 100%	3,667	10,640	3,307	26,766
Earnings of associate at 63.1%	2,314	6,714	2,087	16,889

Dividends received from associate	$3,155	$12,620	$31,550	$44,170

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006, 2007, 2008, and 2009 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 7
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

5.	Long-term debt:

As at	Jun 30 2016	Dec 31 2015
Unsecured notes
$350 million at 3.25% due December 15, 2019	$346,725	$346,289
$250 million at 5.25% due March 1, 2022	247,533	247,360
$300 million at 4.25% due December 1, 2024	296,375	296,219
$300 million at 5.65% due December 1, 2044	295,060	295,031
	1,185,693	1,184,899
Egypt limited recourse debt facilities	309,626	330,003
Other limited recourse debt facilities	58,757	20,988
Total long-term debt [1]	1,554,076	1,535,890
Less current maturities	(52,599)	(47,864)
	$1,501,477	$1,488,026

[1]	Long-term debt is presented net of deferred financing fees.

During the quarter ended June 30, 2016, the Company drew down $35 million and made repayments of $0.9 million on its other limited recourse debt facilities. Other limited recourse debt facilities relates to financing for certain of our Waterfront Shipping vessels which we own through less than wholly-owned entities for which we have a controlling interest.

The Company maintains a $300 million committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2019. During the second quarter of 2016, the Company amended the credit facility to allow for relief, if required, of the interest coverage ratio covenant through the end of 2017. Significant covenant and default provisions of the facility include:

a) the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 55%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments to the limited recourse subsidiaries,

b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and

c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Certain conditions have not been met, resulting in a restriction on shareholder distributions from the Egypt entity. As of June 30, 2016, the Egypt cash balance on a 100% ownership basis was $84 million. The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities.

At June 30, 2016, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 8
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

6.	Finance costs:

	Three Months Ended		Six Months Ended
	Jun 30 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Finance costs	$21,858	$20,890	$42,859	$48,608
Less capitalized interest related to Geismar plants under construction	—	(3,665)	—	(9,841)
	$21,858	$17,225	$42,859	$38,767

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, finance costs related to finance leases, and accretion expense associated with site restoration costs. Capitalized interest relates to interest costs capitalized for the Geismar project which was completed in 2015.

7.	Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares. For the three and six months ended June 30, 2016, the Company incurred a net loss attributable to Methanex shareholders and therefore the impact of the potential dilution of stock options is anti-dilutive.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the three and six months ended June 30, 2016.

A reconciliation of the numerator used for the purpose of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Numerator for basic net income (loss) per common share	$(2,877)	$104,580	$(26,275)	$113,234
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	(2,252)	—	(675)	—
Equity-settled expense	(1,793)	—	(3,656)	—
Numerator for diluted net income (loss) per common share	$(6,922)	$104,580	$(30,606)	$113,234
Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income (loss) per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Denominator for basic net income (loss) per common share	89,796,238	91,020,729	89,757,698	91,387,152
Effect of dilutive stock options	—	305,991	—	722,814
Effect of dilutive TSARs	80,611	—	64,266	—
Denominator for diluted net income (loss) per common share	89,876,849	91,326,720	89,821,964	92,109,966

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 9
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation:

a)	Share appreciation rights ("SARs"), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at June 30, 2016 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2015	1,259,208	$44.48	2,108,965	$42.73
Granted	375,500	34.59	574,600	34.59
Exercised	(1,961)	28.74	—	—
Cancelled	(3,941)	58.77	—	—
Outstanding at March 31, 2016	1,628,806	$42.19	2,683,565	$40.99
Granted	—	—	—	—
Exercised	(5,130)	26.78	(4,800)	26.54
Cancelled	(13,380)	52.55	(37,400)	56.12
Outstanding at June 30, 2016	1,610,296	$42.15	2,641,365	$40.80

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2015	448,507	$30.52
Granted	75,500	34.59
Exercised	(125,040)	6.33
Cancelled	(1,800)	55.66
Expired	(12,000)	6.33
Outstanding at March 31, 2016	385,167	$39.81
Exercised	—	—
Expired	—	—
Outstanding at June 30, 2016	385,167	$39.81

	Units Outstanding at June 30, 2016			Units Exercisable at June 30, 2016
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$23.36 to $40.72	3.97	1,127,529	$33.33	747,029	$32.65
$46.42 to $73.13	5.27	482,767	62.74	225,123	65.59
	4.36	1,610,296	$42.15	972,152	$40.28
TSARs:
$23.36 to $40.72	3.74	1,957,335	$33.07	1,382,735	$32.43
$46.42 to $73.13	5.26	684,030	62.92	322,710	65.92
	4.13	2,641,365	$40.80	1,705,445	$38.77
Stock options:
$6.33 to $25.22	0.68	49,750	$25.22	49,750	$25.22
$28.43 to $73.13	4.36	335,417	41.97	210,639	40.32
	3.88	385,167	$39.81	260,389	$37.44

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 10
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

a)	Share appreciation rights ("SARs"), TSARs and stock options (continued):

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at June 30, 2016 was $14.2 million compared with the recorded liability of $11.8 million. The difference between the fair value and the recorded liability of $2.4 million will be recognized over the weighted average remaining vesting period of approximately 1.81 years. The weighted average fair value was estimated at June 30, 2016 using the Black-Scholes option pricing model.

For the three and six month periods ended June 30, 2016, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $3.5 million (2015 - expense of $6.3 million) and a recovery of $1.1 million (2015 - expense of $25.0 million), respectively. This included a recovery of $5.7 million (2015 - expense of $3.1 million) and a recovery of $6.2 million (2015 - expense of $18.5 million), respectively, related to the effect of the change in the Company’s share price for the three and six months ended June 30, 2016.

(iii)	Compensation expense related to stock options:

For the three and six month periods ended June 30, 2016, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2015 - $0.2 million) and $0.4 million (2015 - $0.4 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at June 30, 2016 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performances Share Units
Outstanding at December 31, 2015	285,816	13,864	610,578
Granted	5,956	11,500	261,760
Granted performance factor [1]	—	—	55,592
Granted in-lieu of dividends	2,484	202	4,506
Redeemed	—	—	(355,415)
Cancelled	—	—	(5,570)
Outstanding at March 31, 2016	294,256	25,566	571,451
Granted	1,055	—	—
Granted in-lieu of dividends	2,408	231	5,140
Redeemed	(41,498)	—	—
Cancelled	—	—	(6,285)
Outstanding at June 30, 2016	256,221	25,797	570,306

[1]
Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2016.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 11
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

b)	Deferred, restricted and performance share units (continued):

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2016 was $13.4 million compared with the recorded liability of $11.7 million. The difference between the fair value and the recorded liability of $1.7 million will be recognized over the weighted average remaining vesting period of approximately 1.84 years.

For the three and six month periods ended June 30, 2016, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was a recovery of $0.2 million (2015 - expense of $3.7 million) and an expense of $0.2 million (2015 - expense of $6.4 million), respectively. This included a recovery of $1.1 million (2015 - expense of $0.4 million) and a recovery of $1.8 million (2015 - recovery of $0.3 million) related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2016.

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three and six month periods ended June 30, 2016 and 2015 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2016	Jun 30 2015	Jun 30 2016	Jun 30 2015
Changes in non-cash working capital:
Trade and other receivables	$(21,261)	$(116,128)	$98,495	$(142,170)
Inventories	(7,281)	(29,699)	(472)	(9,267)
Prepaid expenses	(5,768)	3,439	(217)	8,830
Trade, other payables and accrued liabilities	12,688	47,109	(64,387)	312
	(21,622)	(95,279)	33,419	(142,295)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(10,012)	(61,558)	(32,648)	(53,541)
Changes in non-cash working capital having a cash effect	$(31,634)	$(156,837)	$771	$(195,836)

These changes relate to the following activities:
Operating	$(24,506)	$(110,781)	$(13,916)	$(154,192)
Financing	(5,689)	(6,381)	(11,154)	(7,835)
Investing	(1,439)	(39,675)	25,841	(33,809)
Changes in non-cash working capital	$(31,634)	$(156,837)	$771	$(195,836)

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 12
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.Financial instruments (continued):

The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in the euro compared to the U.S. dollar and derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts includes an adjustment for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from hedging relationship.
Natural gas forward contracts
The Company has elected to manage its exposure to changes in natural gas prices for the Geismar 2 facility by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast natural gas purchases in North America.
As at June 30, 2016, the Company had outstanding forward contracts designated as cash flow hedges with a notional amount of $506 million (December 31, 2015 - $517 million) and a negative fair value of $38.8 million (December 31, 2015 - $42.7 million) included in other long-term liabilities.
Euro forward exchange contracts
The Company manages its foreign currency exposure to the euro, that results due to sales denominated in euros, by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at June 30, 2016, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 46 million euros (December 31, 2015 - 35 million euros). The euro contracts had a negative fair value of $0.1 million recorded in current liabilities at June 30, 2016 (December 31, 2015 - positive $1.2 million recorded in current assets).
The table below shows net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash inflows (outflows) by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	663	(5,987)	(11,763)	(29,409)	$(46,496)
Euro forward exchange contracts	77	—	—	—	$77
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 13
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.Financial instruments (continued):

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	June 30, 2016
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,567,850	$1,482,602

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy was estimated by reference to a limited number of small transactions in June 2016. The fair value of the Company’s unsecured notes will fluctuate until maturity.

11.     Argentina gas settlement:

During the quarter, we reached a settlement with Petrobras Argentina S.A. ("Petrobras") for $32.5 million to terminate Petrobras' natural gas delivery obligations pursuant to a long-term natural gas supply agreement in Chile.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 14
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	2016	Q2	Q1	2015	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	3,218	1,689	1,529	5,050	1,372	1,238	1,203	1,237
Purchased methanol	955	533	422	2,780	636	679	813	652
Commission sales [1]	308	140	168	641	178	169	109	185
	4,481	2,362	2,119	8,471	2,186	2,086	2,125	2,074
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	1,086	577	509	1,856	412	476	487	481
Geismar 1 and 2 (Louisiana, USA)	1,010	527	483	959	244	259	276	180
Atlas (Trinidad) (63.1% interest)	345	236	109	912	241	226	236	209
Titan (Trinidad)	385	181	204	732	191	172	183	186
Egypt (50% interest)	128	53	75	74	58	—	8	8
Medicine Hat (Canada)	282	123	159	456	155	123	51	127
Chile I and IV	173	73	100	204	88	3	40	73
	3,409	1,770	1,639	5,193	1,389	1,259	1,281	1,264
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	227	223	230	322	277	323	350	337
($/gallon)	0.68	0.67	0.69	0.97	0.83	0.97	1.05	1.01

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Adjusted net income (loss)	(0.62)	(0.34)	(0.27)	1.20	0.16	0.26	0.56	0.23
Basic net income (loss)	(0.29)	(0.03)	(0.26)	2.21	0.10	0.87	1.15	0.09
Diluted net income (loss)	(0.34)	(0.08)	(0.26)	2.01	0.10	0.54	1.15	0.09

[1]
Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volume marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 50% of the Egypt methanol facility that we do not own.

[2]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2016 SECOND QUARTER    PAGE 15
QUARTERLY HISTORY

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 27, 2016	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary